SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated February 6, 2006. GRUPO TMM ANNOUNCES FOURTH-QUARTER, YEAR-END 2005 FINANCIAL RESULTS MEETING AND CONFERENCE CALL

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner	Kristine Walczak (investors, analysts, media)
Investor Relations	312-726-3600
011-525-55-629-8725 or 203-247-2420	(kwalczak@dresnerco.com
(brad.skinner@tmm.com.mx)

AT PROA STRUCTURA :
Monica Azar	Marco Provencio
Manager, Investor Relations	Media Relations, Proa/StructurA
212-659-4975	011-525-55-629-8708 or 011-525-55-442-4948
(monica.azar@tmm.com.mx)	(mp@proa.structura.com.mx)

GRUPO TMM ANNOUNCES FOURTH-QUARTER, YEAR-END 2005
FINANCIAL RESULTS MEETING AND CONFERENCE CALL

(Mexico City, February 6, 2006)- Grupo TMM, S.A. (BMV: TMM A and NYSE:TMM), a will publish fourth-quarter and full-year 2005 financial results on Monday, February 27 after the close of trading on the New York Stock Exchange.

TMM’s management will host an earnings presentation to review financial and operational highlights on Tuesday, February 28 at 11:00 a.m. Eastern Time at Waldorf Astoria Hotel, 301 Park Avenue, 18th Floor, Starlight Roof, New York, New York. Interested parties unable to attend the meeting are invited to listen to the presentation via conference call or Webcast.

To participate in the conference call, please dial 800-240-2134 (domestic) or 303-205-0033 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 32079.

A replay of the conference call will be available through March 8, 2006, at 11:59 p.m. Eastern Time, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11052097. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 32079.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM's web site address is www.grupotmm.com.